

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2008

via U.S. Mail

John D. Schiller, Jr.
Chairman and Chief Executive Officer
Energy XXI (Bermuda) Limited
Canon's Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 19, 2008**
> **File No. 333-148713**

Dear Mr. Schiller:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of the opinions that have been marked to show changes. This will expedite our review.

2.   Please obtain and file new opinions to address the following issues.

Exhibit 5.1

3.   The opinion of Bermuda counsel you filed as an exhibit on January 17 included a conformed signature, but the new opinion you filed on February 19 does not.

4.   We note your response to the first two bullet points of prior comment 4 and restate those points. With regard to the depositary shares, explain to us in further detail why you believe that investors are not entitled to know that such securities are not subject to additional assessments, for example.

Exhibit 5.2

5.   It appears inappropriate for counsel to assume that the "Subsidiary Guarantors are duly organized under the State of Delaware."

***

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

John D. Schiller, Jr.
Energy XXI (Bermuda) Limited
March 7, 2008
Page 3

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

T. Mark Kelly, Esq.
(713) 615-5531